UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 7, 2008

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 19

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Interim Results – delivering across all our businesses as Q2 revenues reach $1 billion”, dated August 7, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 7, 2008	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew Interim Results – delivering across all our businesses as Q2 revenues reach $1 billion

7 August 2008

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the second quarter and first half ended 28 June 2008.

		3 months* to			6 months** to
		28 June 2008	30 June 2007	underlying increase	28 June 2008	30 June 2007	underlying increase
		$m	$m	%	$m	$m	%
	Revenue¹	1,000	813	8	1,911	1,557	5
	Trading profit[2]	198	167	8	380	315	7
	Operating profit[2] [6]	174	148		316	275
	Trading margin[3]	19.8	20.5	5 bps	19.9	20.2	40 bps
	EPSA (cents)[4]	14.0	12.4		26.8	23.6
	EPS (cents)[6]	11.6	11.0		20.9	20.7
	Business Unit Revenue¹
Orthopaedic	-Reconstruction	396	291	8	773	553	5
	-Trauma & CT	171	150	5	322	286	3
	Endoscopy	205	178	10	399	355	7
	Advanced Wound Management	228	194	9	417	363	6

*	Q2 2008 comprises 64 trading days (2007 - 63 trading days)
**	H1 2008 comprises 126 trading days (2007 - 127 trading days)

Q2 Commentary

•	Reported revenue up 23% to $1 billion, underlying growth up 8% (10% excluding Plus impact5)

•	Reported trading profit $198 million up 19%

•	EPSA up by 13% to 14.0 cents

•	Orthopaedic Reconstruction achieved revenue growth of 8% (11% excluding Plus impact) with strong contributions from both hip and knee revenues

•	Orthopaedic Trauma improved with 5% revenue growth (10% excluding Plus impact). US fixation revenues improved as management actions started to deliver benefits

•	Endoscopy returned to double digit revenue growth

•	Advanced Wound Management outperformed the market globally and gained traction with Negative Pressure Wound Therapy

•	Plus Orthopedics sales practices impact confirmed, management focused on realising acquisition benefits

Commenting on the second quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“We have generated quarterly revenues of $1 billion for the first time, as a result of a very solid performance across all of our businesses. In Reconstruction we have seen good growth in both our hip and knee product lines; in Trauma the actions we have taken in sales management have begun to pay off; Endoscopy has delivered double digit revenue growth and in Advanced Wound Management we have outperformed the market. We are confirming our guidance for the full year and we believe that the long term outlook for our business is excellent”.

News

Analyst presentation

An analyst presentation and conference call to discuss Smith & Nephew’s second quarter results will be held at 12.30pm BST /7.30am EST today, Thursday 7 August. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q208. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7806 1957 in the UK or +1 (718) 354 1388 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference details.

Notes

[1]

Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

[2]

A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions.

[3]

The underlying trading profit margin is the increase in trading profit margin after adjusting for the effects of currency translation and acquisitions. Unless specified as “reported” all trading profit margin increases throughout this document are underlying.

[4]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

[5]	Adjusted for the impact of Plus sales lost due to unacceptable sales practices in parts of Europe.

[6]

Operating profit for the comparative 3 months and 6 months ended 30 June 2007 have been adjusted for the finalisation of IFRS 3 acquisition accounting for Plus and BlueSky. See note 1 to the financial statements.

[7]	All numbers given are for the quarter ended 28 June 2008 unless stated otherwise.

Enquiries

Investors
Liz Hewitt Group Director Corporate Affairs Smith & Nephew	+44 (0) 20 7401 7646

Media
Jon Coles Justine McIlroy Brunswick – London	+44 (0) 20 7404 5959

Cindy Leggett-Flynn Brunswick – New York	+1 (212) 333 3810

Second Quarter Results

Market conditions in the quarter continued to be favourable. Second quarter performance has been good as we saw improvements across our business resulting from actions taken in the quarter and earlier this year.

We generated revenues of $1 billion, growth of 23% on a reported basis and underlying growth of 8% on the same period last year after adjusting for movements in currency of 7% and acquisitions of 8%.

Trading profit in the quarter was $198 million, representing underlying growth of 8%. The Group trading margin of 19.8% reflects a combination of achievements to date and investment for long term improvement in all the businesses, especially in Advanced Wound Management.

The Earnings Improvement Programme (“EIP”) has continued to make good progress in the first half with benefits being realised from manufacturing and overhead efficiencies in Europe and the US. We expect two new distribution centres, one in Europe and one in the US, to come on stream this year, further contributing to the EIP. These distribution centres are part of a global project for Reconstruction, Trauma and Endoscopy.

As a result of the harmonisation of sales practices in Europe in the former Plus Orthopedics Holding AG (“Plus”) businesses, as expected, revenues in the quarter were reduced by an estimated $19 million ($35 million for the first half) and trading profits by $9 million ($19 million for the first half). Excluding this Plus impact, underlying revenue growth would have been 10% and trading margin would have improved by 55 basis points in the quarter. We continue to expect that the revenue impact in a full twelve month period of this harmonisation will be $100 million.

The net interest charge was $17 million, as a result of an increase in borrowings against the comparative period which reflects the timing of the Plus acquisition and share repurchases.

The tax charge was at the estimated effective rate for the full year of 31% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Attributable profit before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon was $125 million.

Adjusted earnings per share increased by 13% to 14.0¢ (70.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 11.6¢ (58.0¢ per ADS) compared with 11.0¢ (55.0¢ per ADS) in 2007.

Trading cash flow, defined as cash generated from operations less capital expenditure but before the costs of macrotextured settlements, acquisition related costs and restructuring and rationalisation, of $154 million in the quarter reflects a marginally lower trading profit to cash conversion rate of 78%, compared with 81% a year ago.

Net debt increased by $49 million in the quarter to $1,505 million. Our financial position remains strong and we expect working capital funding and capital expenditure needs for 2008 to be met by existing resources and facilities.

The Group purchased 5 million of its own shares during the quarter at a cost of $56 million, in line with our target buy back of $400 million for the full year.

Orthopaedic Reconstruction

Reconstruction revenues at $396 million grew by 8% in the quarter compared to the global market which also grew at 8%. Excluding the Plus impact, we estimate our Reconstruction revenues grew at 11%. US revenues grew by 9% as both hip and knee revenues grew well. In Europe revenues grew by 3% (11% excluding Plus impact) as the disruption in Europe from the harmonisation of sales practises has eased and management were able to focus on completing the integration of the business and capturing the revenue and cost synergies.

Global hip revenue growth was a solid 7%, with good contributions across all products and regions. The BIRMINGHAM HIP RESURFACINGà System (“BHRà”) now has an estimated 3.5% share by volume of the total US hip market after only two years in the market. Against a very strong comparator of 50% growth for US hips in the previous year and with competitive pressure, the rate of BHR growth slowed during the quarter. Other hip products, including the R3à Acetabular System which was launched in early 2008, have also contributed well to hip revenue growth this quarter.

Worldwide knee revenue growth was 9% as the recovery in this part of the business continued and the technical excellence of our product range and our sales force efforts delivered improved revenues. The JOURNEYà and LEGION à knee ranges both had very strong growth in the quarter. In the US knee revenues grew by 12% and in Europe by 4%. The rest of the world grew by 15% driven by our businesses in Asia Pacific. After a lengthy process, we gained regulatory approval and reimbursement coding for the sale of OXINIUMà Oxidised Zirconium products in Japan.

The trading margin for Reconstruction in the quarter was 24.4%, an improvement of 170 basis points, derived mainly from EIP. As part of the EIP, land has now been purchased in China to provide additional manufacturing capacity. We expect production there to start in late 2009.

Orthopaedic Trauma and Clinical Therapies

Trauma and Clinical Therapies revenues at $171 million grew by 5% globally (10% excluding Plus impact) in the quarter.

Trauma fixation product revenues grew by 4% worldwide, 4% in the US, and 3% outside the US, which was significantly impacted by Plus. As announced in May, we have unified our US sales management reporting structure for Reconstruction and Trauma and we have begun to see the positive impact on Trauma revenues of this change. Our products have excellent positions in the market and we expect that our continuing programmes to improve sales force effectiveness will increase the momentum of revenue growth.

Revenue growth was also driven by an improvement in external fixation as well as stronger internal fixation revenues. The launch of JET-Xà Bar Quick Clamps in the external fixator product range has been very successful this quarter. PERI-LOCà, including the VLP range, and the TRIGENà INTERTANà Nail for hip fractures have continued to perform well.

Clinical Therapies grew their revenues by 6% as EXOGEN 4000+à Ultrasound Bone Healing System and DUROLANE® Hyaluronic Acid Stabilised Single Injection achieved significant growth. We continue to support Q-Med AB’s efforts to gain approval for DUROLANE® in the US market.

Trading margin at 17.4%, which is a decrease of 200 basis points, reflects the impact of the lost revenues from harmonising sales practices.

Endoscopy

Endoscopy returned to double digit revenue growth in the quarter with revenues up 10% to $205 million. US revenues grew by 4%, a 7% improvement from the 3% negative growth in the preceding quarter, as the effect of changes made within the sales force began to be productive. Revenues outside the US continued to perform strongly, growing by 16% (Europe 15%, rest of the world 18%) as we benefited from our consistent investment in training and development. We expect a varied pattern of revenue growth for this year as we expect good growth from Repair, to be tempered by slower Resection growth and variable revenues from Visualisation.

Arthroscopic repair revenues grew by 17% (13% in the first half) as our knee and shoulder products generated good revenue growth. The FASTFIXà Meniscal Repair System and ENDOBUTTONà Fixation Device for knees and BIORAPTORà Suture Anchor and TWINFIXà Suture Anchor for the shoulder made excellent contributions in the quarter. Resection revenues grew by 5% in the quarter. Visualisation revenues grew at 12% in the quarter as our camera systems sold well.

The trading margin of 19.3% (an increase of 70 basis points) earned in the second quarter has been affected by higher than normal litigation and business development expenses. These items mask, in this quarter, the margin improvements made within Endoscopy.

Advanced Wound Management

Revenues grew by 9% to $228 million, above the market rate, as this business makes progress in the US and Europe. Outside the US, which represents 80% of this business unit, revenues grew by 10% benefitting from competitive new products which we launched earlier this year and in 2007, as well as an increase in sales force effectiveness. US revenues grew by 3% as revenue from core products improved and we continued to make progress with Negative Pressure Wound Therapy (“NPWT”). We expect to see this trend continue throughout the year.

ALLEVYNà Wound Dressings grew by 21%. The ALLEVYNà GENTLE range and ALLEVYNà Ag silver dressings were well received by the market, particularly in Europe. The infection management category, primarily silver dressings, iodine and other dressings, grew by 9%, driven by ALLEVYN Ag.

We are pleased with our success in the early first phase of entering the NPWT market. Our presence is building in this $1.4 billion market, which includes the homecare market through our partnership with US home healthcare provider, Apria Healthcare, Inc. We are now billing over 500 accounts for NPWT products. Revenues from both rental and sales are building globally and major contract wins have been realised in the US, Europe and Australia. We continue to make substantial investments to develop our market position.

Advanced Wound Management’s margin of 14.1% (a decrease of 190 basis points) in the quarter reflects the sales force investment in the US and global investment in NPWT and new product launches.

Half Year Results

Reported revenues increased by 23% to $1,911 million compared to the same period last year, with underlying growth at 5%.

Reported trading profit for the half year was up 21% to $380 million with trading margin higher at 19.9%. The net interest charge was $33 million. The tax charge of $97 million reflects the estimated effective rate for the year of 31%. Adjusted attributable profit of $239 million is before the costs of restructuring and rationalisation, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. Attributable profit was $186 million.

EPSA rose by 14% to 26.8¢ (134.0¢ per ADS). Reported basic earnings per share were 20.9¢ (104.5¢ per ADS).

Trading cash flow was $273 million compared with $247 million a year ago. This is a trading profit to cash conversion ratio of 72% compared with 78% a year ago.

The Group purchased 12 million of its own shares during the half year at a cost of $147 million.

A first interim dividend of 4.96¢ per share (24.8¢ per ADS) will be paid on 7 November 2008 to shareholders on the register at the close of business on 17 October 2008. This represents a 10% increase on the 2007 first interim dividend in line with our dividend policy.

Outlook

Global market conditions are driven by underlying demographic trends which are creating strong demand for our innovative products. The revenue outlook for the year for the individual businesses and for the business as a whole continues to be favourable. We confirm our guidance that the impact of harmonisation of selling practices in the former Plus business is expected to be $100 million in revenue in a full twelve month period.

We expect that our Reconstruction business in the US will continue to grow at above market rates. We believe that the actions that we are taking in our Trauma business will lead to revenue growth returning to the market growth rate by the end of the year. In Clinical Therapies we continue to expect to be impacted by the declining market growth in the US.

In Endoscopy we continue to expect to grow slightly behind the market in 2008, with visualisation revenues continuing to be volatile.

Advanced Wound Management, excluding NPWT, is expected to grow close to the market rate for the full year. We are pleased with the NPWT launch and expect sales to grow materially through 2008 and beyond.

In the short term our margin will continue to be impacted by the harmonisation of sales practices in Europe and the continued investment in NPWT. Our Earnings Improvement Programme continues to be on track.

The actions that we have taken are delivering benefits and we are confident that the overall business is in a strong position for continued sustainable profitable growth.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2007 were nearly $3.4 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the 3 months and 6 months to 28 June 2008

3 Months 2007 (B)	3 Months 2008		Notes	6 Months 2008	6 Months 2007 (B)
$m	$m			$m	$m
813	1,000	Revenue	3	1,911	1,557
(237)	(285)	Cost of goods sold		(541)	(430)

576	715	Gross profit		1,370	1,127
(396)	(503)	Selling, general and administrative expenses		(983)	(788)
(32)	(38)	Research and development expenses		(71)	(64)

148	174	Operating profit	4	316	275
3	4	Interest receivable		5	7
(6)	(21)	Interest payable		(38)	(8)
2	(1)	Other finance (costs)/income		(1)	4
—	1	Share of results of associates		1	—

147	157	Profit before taxation		283	278
(44)	(54)	Taxation	9	(97)	(84)

103	103	Attributable profit (A)		186	194

		Earnings per share (A)	2
11.0 ¢	11.6 ¢	Basic		20.9 ¢	20.7 ¢
11.0 ¢	11.5 ¢	Diluted		20.8 ¢	20.6 ¢

Unaudited Group Statement of Recognised Income & Expense for the 3 months and 6 months to 28 June 2008

3 Months 2007 (B)	3 Months 2008		6 Months 2008	6 Months 2007 (B)
$m	$m		$m	$m
9	(3)	Translation differences	40	13
(2)	12	Gains/(losses) on cash flow hedges	6	(3)
34	(82)	Actuarial (losses)/gains on defined benefit pension plans	(67)	54
(12)	20	Taxation on items taken directly to equity	18	(19)

29	(53)	Net (expense)/income recognised directly in equity	(3)	45
103	103	Attributable profit	186	194

132	50	Total recognised income and expense (A)	183	239

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
B	As adjusted for the final fair value adjustments relating to the Plus and BlueSky acquisitions – see Note 1 and Note 6.

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Group Balance Sheet as at 28 June 2008

31 Dec 2007 (B)		Notes	28 June 2008	30 June 2007 (B)
$m			$m	$m
	ASSETS
	Non-current assets
742	Property, plant and equipment		781	733
1,225	Goodwill		1,280	1,165
419	Intangible assets		428	430
9	Investments		7	9
11	Investment in associates		13	10
136	Deferred tax assets		137	108

2,542			2,646	2,455
	Current assets
834	Inventories		921	830
915	Trade and other receivables		1,003	860
170	Cash and bank		139	153

1,919			2,063	1,843

4,461	TOTAL ASSETS		4,709	4,298

	EQUITY AND LIABILITIES
190	Called up equity share capital		190	189
356	Share premium account		367	346
(637)	Treasury shares		(782)	(229)
1,907	Accumulated profits and other reserves		2,032	1,845

1,816	Equity attributable to equity holders of the parent		1,807	2,151
—	Minority interest in equity		—	4

1,816	Total equity	12	1,807	2,155

	Non-current liabilities
36	Long-term borrowings		36	42
184	Retirement benefit obligation		255	134
47	Other payables due after one year		38	60
33	Provisions due after one year		33	49
57	Deferred tax liabilities		44	89

357			406	374

	Current liabilities
1,442	Bank overdrafts and loans due within one year		1,608	1,012
562	Trade and other payables		623	499
80	Provisions due within one year		63	51
204	Current tax payable		202	207

2,288			2,496	1,769

2,645	Total liabilities		2,902	2,143

4,461	TOTAL EQUITY AND LIABILITIES		4,709	4,298

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and 6 months to 28 June 2008

3 Months 2007 (B)	3 Months 2008		6 Months 2008	6 Months 2007 (B)
$m	$m		$m	$m
		Net cash inflow from operating activities
147	157	Profit before taxation	283	278
3	17	Net interest payable	33	1
51	63	Depreciation, amortisation and impairment	125	96
10	—	Utilisation of Plus inventory stepped-up on acquisition	15	10
6	5	Share based payment expense	10	13
—	(1)	Share of results of associates	(1)	—
(36)	(35)	Movement in working capital and provisions	(107)	(89)

181	206	Cash generated from operations (C)	358	309
(3)	(15)	Net interest paid	(31)	(1)
(79)	(63)	Income taxes paid	(96)	(111)

99	128	Net cash inflow from operating activities	231	197

		Cash flows from investing activities
(733)	(3)	Acquisitions (Net of $18 million of cash acquired with Plus in 2007)	(13)	(737)
(67)	(73)	Capital expenditure	(134)	(105)

(800)	(76)	Net cash used in investing activities	(147)	(842)

(701)	52	Cash flow before financing activities	84	(645)

		Cash flows from financing activities
5	2	Proceeds from issue of ordinary share capital	11	17
(63)	(66)	Equity dividends paid	(66)	(63)
703	51	Cash movements in borrowings	100	708
(156)	(50)	Purchase of treasury shares	(141)	(221)
(6)	(2)	Settlement of currency swaps	(7)	(8)

483	(65)	Net cash used in financing activities	(103)	433

(218)	(13)	Net decrease in cash and cash equivalents	(19)	(212)
297	109	Cash and cash equivalents at beginning of period	109	291
1	(1)	Exchange adjustments	5	1

80	95	Cash and cash equivalents at end of period (D)	95	80

C	After $6 million (2007 – $9 million) unreimbursed by insurers relating to macrotextured knee revisions, $23 million (2007 – $12 million) of acquisition related costs and $20 million (2007 – $22 million) of outgoings on restructuring and rationalisation costs in the six months.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $44 million (2007 – $73 million).

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2007, these policies are not expected to significantly differ from those that will be used in the annual accounts of the Group for the year ended 31 December 2008. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2007, which have been delivered to the Registrar of Companies.

The balance sheet as at 30 June 2007 has been amended to include the final fair value adjustments to the balance sheets of the Plus Orthopedics Holding AG (“Plus”) and BlueSky Medical Group Inc. (“BlueSky”) acquisitions (see Note 6), presented provisionally at the time of the Q2 2007 announcement. The impact of these amendments is to reclassify $226 million of goodwill to other assets and liabilities on the balance sheet, principally intangible assets ($231 million), inventory ($53 million), retirement benefit obligation ($16 million) and deferred taxation ($53 million). The impact of these amendments on the income statement presented for the period to 30 June 2007 is to reduce profit before taxation by $11 million (recognising the amortisation of acquisition intangibles and the utilisation of Plus inventory stepped-up to fair value on acquisition) and taxation by $3 million. As a result both reported basic and diluted earnings per share have decreased by 0.8¢.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 891 million (2007 – 939 million). The diluted weighted average number of ordinary shares in issue is 896 million (2007 – 943 million).

3 Months 2007	3 Months 2008			Notes	6 Months 2008		6 Months 2007
$m	$m				$m		$m
103	103		Attributable profit		186		194
			Adjustments:
6	6		Restructuring and rationalisation costs	5	14		23
9	11		Acquisition related costs	7	33		9
4	7		Amortisation of acquisition intangibles		17		8
(6)	(2)		Taxation on excluded items		(11)		(12)

116	125		Adjusted attributable profit		239		222

12.4¢	14.0	¢	Adjusted earnings per share		26.8	¢	23.6	¢
12.3¢	14.0	¢	Adjusted diluted earnings per share		26.7	¢	23.5	¢

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

3.	Revenue by segment for the three months and six months to 28 June 2008 was as follows:

3 Months 2007	3 Months 2008		6 Months 2008	6 Months 2007	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	6 months
		Revenue by business segment
291	396	Reconstruction	773	553	8	5
150	171	Trauma and Clinical Therapies	322	286	5	3
178	205	Endoscopy	399	355	10	7
194	228	Advanced Wound Management	417	363	9	6

813	1,000		1,911	1,557	8	5

		Revenue by geographic market
384	414	United States	797	753	6	4
274	388	Europe (E)	743	514	6	2
155	198	Africa, Asia, Australasia & Other America	371	290	16	14

813	1,000		1,911	1,557	8	5

E	Includes United Kingdom six months revenue of $167 million (2007 – $140 million) and three months revenue of $86 million (2007 – $73 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. For business combinations completed in the prior year, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership.

Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
6 Months
Reconstruction	40	(8)	(27)	5
Trauma and Clinical Therapies	13	(3)	(7)	3
Endoscopy	12	(5)	—	7
Advanced Wound Management	15	(8)	(1)	6

	23	(7)	(11)	5

3 Months
Reconstruction	36	(8)	(20)	8
Trauma and Clinical Therapies	14	(3)	(6)	5
Endoscopy	15	(5)	—	10
Advanced Wound Management	18	(9)	—	9

	23	(7)	(8)	8

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2007	3 Months 2008		Notes	6 Months 2008	6 Months 2007
$m	$m			$m	$m
148	174	Operating profit		316	275
6	6	Restructuring and rationalisation costs	5	14	23
9	11	Acquisition related costs	7	33	9
4	7	Amortisation of acquisition intangibles		17	8

167	198	Trading profit		380	315

Trading and operating profit by segment for the three months and six months to 28 June 2008 were as follows:

		Trading Profit by business segment
73	96	Reconstruction		191	139
30	30	Trauma and Clinical Therapies		60	53
32	40	Endoscopy		80	65
32	32	Advanced Wound Management		49	58

167	198			380	315

		Operating Profit by business segment
60	79	Reconstruction		142	118
26	29	Trauma and Clinical Therapies		58	47
32	39	Endoscopy		77	62
30	27	Advanced Wound Management		39	48

148	174			316	275

5.	Restructuring and rationalisation costs comprise $14 million (2007 – $26 million) relating to the earnings improvement programme, mainly redundancy and consultancy costs and in 2007 a release of $3 million relating to the write back of prior year’s provisions.

6.	On 31 May 2007 the Group completed the acquisition of Plus, a private Swiss orthopaedic company for a total of CHF 1,091 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Reconstruction and Trauma and Clinical Therapies business segments.

At 31 December 2007 the cost of the Plus acquisition was allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition. In 2008, fair value adjustments were revised to reflect improved knowledge of the Plus business as a result of the final allocation of the purchase price that was completed by 31 May 2008 in accordance with the time line stipulated in IFRS 3 Business Combinations: goodwill was increased by $24 million, intangible assets were decreased by $27 million and other assets increased by $3 million. Accordingly the balance sheet as at 31 December 2007 has been adjusted. These fair value adjustments had no net affect on the income statement presented for the year to 31 December 2007.

On 10 May 2007 Smith & Nephew acquired BlueSky for an initial payment of $15 million with further milestone payments of up to $95 million related to revenues and other events. The cost was assessed as $50 million. This has been integrated into the Group’s Advanced Wound Management business segment.

7.	Acquisition related costs comprise $18 million relating to Plus integration (2007 – $2 million), $15 million (2007 – $10 million) relating to the utilisation of the Plus inventory stepped-up to fair value on acquisition and in 2007 a release of $3 million relating to an over provision of bid related costs from 2006.

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

8.	The cumulative number of revisions of the macrotextured knee product was 1,036 on 28 June 2008 compared with 1,032 at the end of Quarter One 2008. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 993 revisions (Quarter One 2008 – 987 settlements). $35 million of provision remains to cover future settlement costs.

9.	Taxation of $108 million (2007 – $96 million) for the six months on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles is at the full year estimated effective rate. In 2008, a taxation benefit of $11 million (2007 - $12 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Of the $97 million (2007 – $84 million) taxation charge for the six months, $66 million (2007 – $61 million) relates to overseas taxation.

10.

The 2007 second interim dividend of $66 million was paid on 9 May 2008. The first interim dividend for 2008 of 4.96 US cents per ordinary share was declared by the Board on 7 August 2008. This is payable on 7 November 2008 to shareholders whose names appear on the register at the close of business on 17 October 2008. The Sterling equivalent per ordinary share will be set on 17 October 2008. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 15 October 2008. Shareholders may participate in the dividend re-investment plan.

11.	As at 28 June 2008, 64,264,000 (31 December 2007 – 51,955,000) ordinary shares had been purchased under the share buy back programme that commenced in February 2007. The cost of the shares purchased in 2008 was $147 million (2007 – $229 million).

12.	The movement in total equity for the six months to 28 June 2008 was as follows:

	2008	2007
	$m	$m
Opening equity as at 1 January	1,816	2,174
Attributable profit	186	194
Equity dividends paid	(66)	(63)
Exchange adjustments	40	13
Gains/(losses) on cash flow hedges	6	(3)
Actuarial (losses)/gains on defined benefit pension plans	(67)	54
Share based payment recognised in the income statement	10	13
Taxation on items taken directly to equity	18	(19)
Purchase of treasury shares	(147)	(229)
Issue of ordinary share capital	11	17

Closing equity attributable to equity holders of the parent	1,807	2,151
Minority interest arising on business combination	—	4

Closing total equity	1,807	2,155

SMITH & NEPHEW plc

2008 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

13.	Net debt as at 28 June 2008 comprises:

	2008	2007
	$m	$m
Cash and bank	139	153
Long-term borrowings	(36)	(42)
Bank overdrafts and loans due within one year	(1,608)	(1,012)
Net currency swap liabilities (F)	—	(2)

	(1,505)	(903)

The movements in the year were as follows:

Opening (net debt)/net cash as at 1 January	(1,310)	210
Cash flow before financing activities	84	(645)
New finance leases	—	(7)
Facility fee capitalised into borrowings	2	—
Debt and finance leases acquired with Plus	—	(181)
Proceeds from issue of ordinary share capital	11	17
Purchase of treasury shares	(141)	(221)
Equity dividends paid	(66)	(63)
Exchange adjustments	(85)	(13)

Closing net debt	(1,505)	(903)

F

Net currency swap liabilities of nil (2007 – $2 million) comprise $1 million (2007 – $1 million) of current asset derivatives within trade and other receivables and $1 million (2007 – $3 million) of current liability derivatives within trade and other payables.

Risks

The principal risks and uncertainties related to Smith & Nephew’s business are unchanged from those set out in the 2007 Annual Report and Accounts on pages 22 to 26. These are: product liability claims and loss of reputation; medical device company valuations; highly competitive markets; failure to make successful acquisitions; attracting and retaining key personnel; reimbursement; regulatory compliance in the healthcare industry; regulatory approvals and controls; patent infringement claims; continual development of introduction of new products; manufacturing and supply; currency fluctuations; political economic uncertainties; and risks common to global medical technology groups.

Directors’ Responsibilities Statement

The directors confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules. The Board of Directors of Smith & Nephew plc that served during the six months to 28 June 2008 are listed in the Smith & Nephew plc 2007 Annual Report. There have been no changes in the period to 28 June 2008.

By order of the Board:

David Illingworth	Chief Executive	7 August 2008
Adrian Hennah	Chief Financial Officer	7 August 2008

SMITH & NEPHEW plc

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three and six months ended 28 June 2008 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 13. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three and six months ended 28 June 2008 based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information, consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three and six months ended 28 June 2008 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

7 August 2008